

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2023

Bin Xue
Chief Executive Officer
WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

> **Re: WEBUY GLOBAL LTD**
> **Registration Statement on Form F-1**
> **Filed May 3, 2023**
> **File No. 333-271604**

Dear Bin Xue:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed May 3, 2023

Capitalization, page 36

1. Please revise to include outstanding convertible notes payable in your capitalization table.

Dilution, page 37

2. We are reissuing comment 7 from our letter dated October 17, 2022. Please include a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons. Refer to Item 9.E of Form 20-F.

<u>Principal Shareholders, page 99</u>

3.   We note your response to prior comment 2, including that voting and dispositive power over Wavemaker Pacific 3, L.P.'s investment decisions is determined by approval of a majority of the three board members of this entity. Similarly, Rocket Internet Capital Partners ii Scs's investment decisions are controlled by its five board members. Please revise your disclosure to identify the natural persons comprising the board members of each respective entity.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Donald Field at 202-551-3680 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services

cc: Mengyi Jason Ye